Exhibit 12.1
Marathon Oil Corporation
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends
TOTAL ENTERPRISE BASIS—Unaudited
(Dollars in Millions)

	Nine Months
	Ended
	September 30		Year Ended December 31
	2006	2005	2005	2004	2003	2002	2001
Portion of rentals representing interest	$53	$45	$62	$57	$63	$66	$54
Capitalized interest, including discontinued operations	107	73	83	48	41	16	27
Other interest and fixed charges, including discontinued operations	137	175	240	279	270	316	349
Pretax earnings which would be required to cover preferred stock dividend requirements of parent	—	—	—	—	—	—	12

Combined fixed charges and preferred stock dividends (A)	$297	$293	$385	$384	$374	$398	$442

Earnings-pretax income with applicable adjustments (B)	$7,122	$3,292	$4,557	$2,905	$2,421	$1,446	$3,365

Ratio of (B) to (A)	23.98	11.24	11.84	7.57	6.47	3.63	7.61